Coca-Cola

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

File Number: 82.2994

9 August 2007

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

07026426

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

dw 9/17

COCA-COLA AMATIL

A.B.N. 26 004 139 397

Australian Stock Exchange Listing Rules Disclosure

Half Year Report

For the half year ended 29 June 2007

Contents	Page

The information contained in this Report is to be read in conjunction with the last annual report and any announcements to the market by Coca-Cola Amatil Limited during the period.

CCA will host a presentation to analysts and media on 9 August 2007 at 11:00am, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

For more information about Coca-Cola Amatil, please visit www.ccamatil.com

For further information, please contact:

Analysts – Paul Irving +61 2 9259 6185
Media – Sally Loane +61 2 9259 6797

Coca-Cola Amatil Limited

A.B.N. 26 004 139 397

Half Year Report

For the half year ended 29 June 2007 compared to prior half year ended 30 June 2006

Results for announcement to the market

Group Results				
Trading revenue ($M)	up	5.1%	to	2,161.5
Total revenue ($M)	up	5.0%	to	2,200.0
Earnings before interest, tax and significant items[1] ($M)	**up**	**13.3%**	to	**284.5**
EBIT (before significant items) margin on trading revenue	up	1.0 points	to	13.2%
Earnings before interest and tax ($M)	**up**	**17.0%**	to	**257.6**
Profit after tax attributable to members (before significant items)[1] ($M)	**up**	**10.7%**	to	**160.9**
Profit after tax attributable to members ($M)	**up**	**23.3%**	to	**140.9**
Net profit for the period attributable to members ($M)	**up**	**23.3%**	to	**140.9**

Group Ratios				
Earnings per share[2&3] (before significant items)	**up**	**10.3%**	to	**21.4¢**
Earnings per share[2&3] (after significant items)	**up**	**22.2%**	to	**18.7¢**
Free cash flow ($M)[3]	**down**	**15.0**	to	**79.6**
Return on average capital employed (ROCE)[3]	**up**	**1.2 points**	to	**17.2%**
Net debt to book equity	down	3.9 points	to	147.4%
Net debt to capital employed	**down**	**0.6 points**	to	**59.6%**
Capital expenditure to trading revenue[3]	up	0.3 points	to	5.1%
EBIT interest cover (before significant items)	up	0.2 times	to	4.0 times
EBIT interest cover (after significant items)	up	0.4 times	to	3.7 times

1 Significant items are summarised as follows –	*2007 $M*	*2006 $M*
Product rehabilitation cost relating to the 2006 extortion threat in South Korea	*5.5*	*-*
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	*(3.6)*	*-*
	1.9	*-*
Impairment of the investment in bottlers' agreement in South Korea	*25.0*	*-*
Early retirement plan expenses in South Korea	*-*	*27.9*
Value added tax audit penalty in South Korea	*-*	*3.2*
Significant items before income tax	*26.9*	*31.1*
Income tax benefit	*(6.9)*	*-*
Significant items after income tax	*20.0*	*31.1*

2 Earnings per share is based on weighted average shares of 752.0 million for the half year ended 29 June 2007 and 748.5 million for the half year ended 30 June 2006 financial year.

3 Refer to Note 6 of the financial report for further details.

Dividends	Amount per security	Franked amount per security at 30% tax rate
Interim dividend	**15.5¢**	**15.5¢**
Previous corresponding period	14.5¢	14.5¢
The record date for determining entitlements to the interim dividend	**Friday, 24 August 2007**	

Highlights of 2007 Half Year Results

$A million	H1 2007	H1 2006	% Change
Trading revenue – Beverage business	**1,880.9**	1,795.7	*4.7%*
Volume (million unit cases)	***289.2***	*287.7*	*0.5%*
Revenue per unit case	***$6.50***	*$6.24*	*4.2%*
Trading revenue – Food & Services	**280.6**	260.1	*7.9%*
EBIT (before significant items)	**284.5**	251.2	*13.3%*
Net profit (before significant items)	**160.9**	145.4	*10.7%*
Significant items after tax	**(20.0)**	(31.1)	*N/A*
Net profit	**140.9**	114.3	*23.3%*
EPS (before significant items) (cents)	**21.4**	19.4	*10.3%*
EPS (cents)	**18.7**	15.3	*22.2%*
Dividends per share (cents)	**15.5**	14.5	*6.9%*

Coca-Cola Amatil (CCA) delivered a record net profit after tax for the half-year of $160.9 million, before significant items, representing an increase of $15.5 million or 10.7% over the first half of 2006. EBIT growth before significant items was also a record first half result, increasing by $33.3 million or 13.3% to $284.5 million.

CCA's Group Managing Director, Mr Terry Davis said, "CCA's profit result has been achieved through the strong performance of the Australian and New Zealand beverage businesses, and the continued recovery of our Indonesian operations. This operating performance has been driven by a combination of improved pricing and product mix, and was achieved despite the continued impact of commodity input cost increases."

Return on capital employed (ROCE) also materially improved, increasing to 17.2% from 16.0% in June 2006. Mr. Davis said, "The improvement in ROCE is very pleasing and has primarily been driven by the earnings growth in our beverage businesses. This is the result of CCA's continued investment in customer service initiatives such as additional cold drink equipment, improved warehouse management systems, channel-specific packaging such as 385ml glass bottles, and other tailor-made customer solutions."

Both Australia and New Zealand achieved volume increases for the half, which is a significant achievement given both countries were cycling the successful launch of Coca-Cola Zero in the first half of 2006.

The Indonesian business recovered strongly during the first half achieving volume growth of 15.8% as consumer demand improved. Mr Davis said, "The strong performance of Indonesia has been a highlight of the half and we have been rewarded for our continued investment in the marketplace during the period of reduced demand in 2006."

Total beverage revenues for the Group increased by 4.7%, and by 4.2% on a per unit case basis, driven by good price per unit case realisation in all countries other than South Korea.

Commodity prices

Increases in commodity input costs continued to impact on CCA's manufacturing cost base. Higher commodity costs, specifically aluminium and PET resin, partially offset by a stronger Australian dollar, have driven an overall increase in the cost of goods sold (COGS) for CCA's beverages of $73.6 million for the first half of 2007. Excluding South Korea, COGS increased by 9.6%. Including South Korea, COGS increased by 4.0%.

EBIT summary

$A million	H1 2007	H1 2006	% Change
Beverages			
Australia	**199.1**	185.8	*7.2%*
New Zealand & Fiji	**34.4**	30.6	*12.4%*
South Korea (before significant items)	**8.8**	8.1	*8.6%*
Indonesia & PNG	**3.4**	(11.6)	*129.3%*
Total Beverages	**245.7**	212.9	*15.4%*
Food & Services	**38.7**	38.3	*1.0%*
Pacific Beverages – share of net profit	**0.1**	-	*n/a*
EBIT (before significant items)	**284.5**	251.2	*13.3%*

- **Australia** achieved EBIT growth of 7.2% on volume growth of 1.0% and strong revenue growth of 8.6%. The result was driven by the continued success of Coca-Cola Zero, Powerade Isotonic, and new product launches such as the Goulburn Valley juice range and Mother. Price realisation, revenue management and mix improvement continue to be the major drivers of the business to recover the commodity driven cost of good sold increases. The Australian result includes an $18.8 million gain from the sale to SABMiller of 50% of the rights to certain sales incentives for five years under the alcoholic beverages sales agreement with Maxxium, as well as one-off asset write-offs of $18.1 million in relation to software development costs, cold drink equipment rationalisation and other property, plant & equipment.

- **New Zealand & Fiji** achieved a very strong result with the business achieving revenue growth of 8.7% on volume growth of 0.3%, which was an excellent result given the cycling of the launch of Coca-Cola Zero in New Zealand in the first half of 2006. The EBIT growth of 12.4% was an excellent outcome given the continued high commodity-driven cost of good sold increases. Local currency New Zealand EBIT grew by 12.3%.

- **South Korea** increased EBIT by 8.6% to $8.8 million before significant items and including a gain on sale of surplus property of $4.8 million. This result was achieved despite the continuing impact on volume following the 2006 extortion attempt and some disruption to the business caused by the sale process.

- **Indonesia & PNG** – The region returned to profitability in the first half with excellent revenue growth of 18.4% on volume growth of 13.7%. This delivered a four-fold increase in earnings driven by continued strong in-market execution and the economic recovery in Indonesia. Price realisation continued to be a major imperative in Indonesia in order to recover cost of good sold increases.

- **Food & Services** delivered earnings improvement of 1.0% on revenue growth of 7.9% despite the reduced fruit intake for SPC Ardmona as a result of the drought, the frost damage incurred in 2006 and higher tinplate costs.

- **Pacific Beverages JV** - Strong trading momentum post-Easter was maintained for the balance of the first half. Off a small base, premium beer volume increased by over 50% from the prior year when the brands were under prior distribution arrangements. The JV delivered a small EBIT contribution to CCA. The integration of the Maxxium sales force has been successfully completed with the combined sales force in the licensed channel of over 180 people now focussed solely on servicing over 25,000 customers with a superior premium beverage brand portfolio of over 22 major brands across the non-alcoholic, premium beer and spirits categories.

Jim Beam & Zero

CCA today announces the first major new product development arising from the Maxxium relationship. Jim Beam & Zero is a low carbohydrate Jim Beam & Cola and was jointly developed by Beam Global Wines & Spirits and CCA, and will be launched in Australia next month.

Jim Beam & Zero will target the growing trend towards low carbohydrate alcoholic beverages that have successfully driven growth in the premium beer category. Initial feedback from customers and consumers has been very positive.

Significant items

CCA has taken an impairment charge of $25.0 million pre-tax ($18.1 million post-tax) against the carrying value of the South Korean investment in bottlers' agreement based on a revised view of the long-term value of the business.

CCA has also taken a net charge of $1.9 million (pre and post tax) as a significant item in relation to the extortion attempt in South Korea. The charge comprises additional brand rehabilitation costs of $5.5 million less the interim insurance payment of $3.6 million, received in June 2007. On 19 July 2007, CCA settled the insurance claim and received a final payment of $14.0 million which will be recognised as a significant item in the second half, and may be off-set against further brand rehabilitation costs that CCA may incur in the second half.

South Korea sale process

As previously disclosed, CCA has entered into a non-binding agreement with LG Household and Health Care (LGH&H) in relation to the sale of CCA's South Korean business. Finalisation of the transaction remains subject to the satisfactory negotiation of some key contractual terms that have not yet been agreed.

The final purchase price will be dependent on the parties reaching agreement on the audited accounts for the Coca-Cola Korea Bottling Company for the twelve months to 30 June 2007. In addition, a number of conditions precedent, including final regulatory approvals, are required to be satisfied with a target completion date during October 2007.

As a subsequent transaction and separate to the potential completion of the sale by CCA and LGH&H, LGH&H and The Coca-Cola Company (TCCC) intend that TCCC acquire a minor equity stake of 10% in the South Korean business. This subsequent transaction between LGH&H and TCCC will be at arms length and at the same price and other terms and conditions as the CCA/LGH&H transaction.

South Korea insurance claim

CCA's South Korean business was the subject of an extortion attempt in July 2006 which resulted in a product recall of Brand Coca-Cola and a subsequent loss of volume.

The CCA Group made an insurance claim and on 19 July 2007 settled the claim for $26.6 million. A final net payment of $14.0 million was received on 20 July 2007, representing the balance of the claim as follows:

Total insurance claim ($ million)	**26.6**
Less:	
Deductible	(8.0)
Interim payment, December 2006	(1.0)
Interim payment, June 2007	(3.6)
Final net payment received, 20 July 07	**14.0**

The $3.6 million interim payment received in June 2007 has been recognised as a significant item in the half year results, offset by $5.5 million in brand rehabilitation costs. The final payment of $14.0 million will be recognised as a significant item in the second half of 2007 and may be offset against further brand rehabilitation costs that CCA may incur in the second half.

Effective tax rate

The effective tax rate for the CCA Group for the first half was 24.8%, compared to 21.4% for the first half of 2006 and before significant items. The 2007 first half tax rate is lower than the Australian statutory rate of 30% primarily due to the release of an overseas withholding tax provision due to a dividend payment from New Zealand that is exempt from withholding tax.

The effective tax rate for the second half of 2007 is expected to be closer to the Australian statutory rate of 30%, depending on the country mix of earnings.

Trading outlook for second half of 2007

Assuming the continuation of current trading conditions and with the important summer trading season for Australia and New Zealand still to come, CCA expects to be able to deliver high single-digit EBIT growth for the second half of 2007.

Financial Commentary

Capital employed

$A million	H1 2007	FY 2006	$ Change
Working capital	884.8	797.8	87.0
Property, plant & equipment	1,440.2	1499.9	(59.7)
IBAs & intangible assets	1,961.0	2001.3	(40.3)
Deferred income tax liability	(281.3)	(327.9)	46.6
Derivatives – non-debt	(61.9)	(31.1)	(30.8)
Other net assets / (liabilities)	(407.5)	(394.7)	(12.8)
Capital Employed	3,535.3	3,545.3	(10.0)
Return on average capital employed (ROCE) % [1]	17.2%	16.3%	0.9 pts

Group capital employed decreased by $10.0 million since December 2006, primarily due to lower property, plant and equipment due to asset disposals, the impact of foreign currency translation on IBAs and offshore assets and a reduction in the carrying value of the South Korean IBA as a result of the impairment charge. This was partially offset by an increase in working capital as a result of the seasonal impact of fruit processing for SPC Ardmona.

Group ROCE increased by 0.9 points to 17.2% from the full year 2006 result of 16.3%, and by 1.2 points over the prior comparable period, primarily due to the growth in Group EBIT of 13.3% whilst maintaining capital employed broadly in line with last year.

Net debt & interest cover

$A million	H1 2007	FY 2006	$ Change
Net debt			
Interest bearing liabilities	2,148.5	2,355.9	(207.4)
Derivatives – debt related	145.6	157.7	(12.1)
Trade & other receivables – non-current	(2.9)	(2.9)	-
Less: Cash	(184.9)	(436.1)	251.2
	2,106.3	2,074.6	31.7
Net debt / equity	147.4%	141.1%	6.3 pts
Interest cover (EBIT [1] / net interest)	4.0x	4.0x	-

Since December 2006, net debt has remained broadly constant at $2.1 billion primarily reflecting the continuing strong operating cash flow. The decrease in cash on hand of $251.2 million was primarily driven by the impact of high cash receipts at the 2006 full year from the peak summer 2006 trading period. This was partially offset by a decrease in interest bearing liabilities of $207.4 million.

Interest cover remained strong at 4.0 times EBIT.

[1] Before significant items

Capital expenditure

	H1 2007	H1 2006	% Change
Capital expenditure / revenue			
Australia	**5.2%**	0.5%	*4.7 pts*
New Zealand & Fiji	**8.5%**	11.3%	*(2.8) pts*
South Korea	**2.3%**	1.7%	*0.6 pts*
Indonesia & PNG	**1.4%**	11.2%	*(9.8) pts*
Food & Services	**7.8%**	17.0%	*(9.2) pts*
CCA Group	**5.1%**	4.8%	*0.3 pts*

Capital expenditure increased by $10.2 million to $109.5 million or 5.1% of revenue for the first half of 2007.

The increase in capex in Australia was primarily due to the start of construction of the new automated warehouse facility at the Northmead manufacturing facility, additional beverage can capacity in South Australia and New South Wales, a new hot-fill beverage line in Queensland and the initial spend on the development of the SAP integrated systems project announced in April 2007.

The decrease in the Food & Services division was due to cycling the high first half 2006 investment in cold drink equipment for the Australian beverage operations.

The reduction in New Zealand & Fiji is largely due to the increased capital expenditure in the first half of 2006 on the automated warehouse project in Auckland, while the reduction in Indonesia & PNG reflects a similar first half 2006 up-weighted capex investment in cold drink equipment and returnable containers.

Capital expenditure for the full year 2007 is expected to be on target at approximately 6 – 7% of revenue, comprising base maintenance capex of approximately 5% and an additional 1 – 2% for infrastructure expenditure.

Cash flow

$A million	H1 2007	H1 2006	*$ Change*
EBIT (before significant items)	**284.5**	251.2	*33.3*
Depreciation & amortisation	**93.7**	98.2	*(4.5)*
Cash impact of significant items	**(1.9)**	(27.1)	*25.2*
Change in working capital	**(87.0)**	(53.2)	*(33.8)*
Net interest paid	**(68.1)**	(66.6)	*(1.5)*
Taxation paid	**(70.3)**	(68.0)	*(2.3)*
Other	**(7.6)**	(13.8)	*6.2*
Operating cash flow	**143.3**	120.7	*22.6*
Capital expenditure	**(109.5)**	(99.3)	*(10.2)*
Proceeds from sale of PPE & other	**45.8**	73.2	*(27.4)*
Free cash flow	**79.6**	94.6	*(15.0)*

Operating cash flow increased by $22.6 million to $143.3 million, an increase of 18.7% and was primarily the result of the increase in earnings and cycling the cash impact of the South Korean early retirement plan undertaken in the first half of 2006. This was partially offset by an increase in working capital as a result of higher finished good inventories in Australia and the seasonal impact of fruit processing for SPC Ardmona. The reduction in depreciation & amortisation of $4.5 million is primarily due to the write-off of cold drink and other property, plant and equipment taken during the second half of 2006 and the first half of 2007 resulting in a reduced depreciation charge.

Free cash flow decreased by $15.0 million due to the increased capital expenditure in the first half for the Australian and New Zealand automated warehouse projects, additional beverage can capacity in Australia, and the cycling of the cash flow from the sale of Eastern Creek in the first half of 2006.

Cost of goods sold

Reported beverage cost of goods sold increased by 3.5% per unit case and by 5.2% on a constant currency basis. The impact of the extortion on South Korea's volume and product mix has also impacted the overall Group COGS, with costs per unit case on a constant currency basis increasing by 6.8% where South Korea is totally excluded from the calculation.

CCA expects that higher aluminium and PET input costs will continue to drive higher beverage COGS per unit case. For the second half, CCA expects the rate of increase in COGS per unit case to reduce to between 5% to 6% on a constant currency basis and excluding South Korea.

Interim dividend

An interim dividend has been declared of 15.5 cents per share fully franked at the 30% corporate tax rate. This represents an increase of 6.9% over the first half of 2006.

The Record Date for determining dividend entitlements is 24 August 2007 and the interim dividend will be paid on 2 October 2007.

CCA continues to expect that it will be able to fully frank its dividends for the foreseeable future.

Operational Review of Performance

Australia – Beverages

	H1 2007	H1 2006	*Change*
Trading revenue ($ million)	**1,133.0**	1,043.4	*8.6%*
Revenue per unit case	$7.49	$6.96	*7.6%*
Volume (million unit cases)	151.3	149.9	*1.0%*
EBIT ($ million)	**199.1**	185.8	*7.2%*
EBIT margin	**17.6%**	17.8%	*(0.2 pts)*
Capital expenditure / revenue	**5.2%**	0.5%	*4.7 pts*

Australia delivered an excellent first half result with trading revenue increasing by 8.6% and revenue per unit case by 7.6%, which drove a 7.2% increase in EBIT to $199.1 million. This strong result has been delivered despite the continuing impact on earnings of higher input costs, particularly higher aluminium and PET resin prices.

The result was achieved by a detailed focus on revenue management initiatives and the continuation of a brand and pack mix shift toward higher value premium priced products such as sports and energy drinks, premium mixers, and tailored channel offerings such as the Coca-Cola range in 385ml glass bottles.

The volume growth of 1.0% was a satisfactory result given the cycling of the launch of Coca-Cola Zero in the first half of 2006. The Australian business continued to generate strong growth in the water, RTD tea, sports and energy categories. Pump and Mount Franklin together achieved volume growth of approximately 13% and the water category now represents approximately 12% of CCA's Australian volume, while Powerade increased its market share of the sports drink category by 4 points to just over 53%[1].

CCA's carbonated beverage category maintained volumes in line with the first half of 2006, a satisfactory achievement given the cycling of the Coke Zero launch in 2006.

The first half of 2007 also saw the successful launch of Mother 100% Natural Energy drink, which has captured approximately 8%[2] of the rapidly growing energy drink category.

The Goulburn Valley Premium Chilled Juice range, launched in 2006, continues to perform well, achieving volume growth of over 36% in the route market for the first half of 2007. In June, CCA also launched the 'GV to Go' juice range to further leverage the Goulburn Valley brand name into premium fruit juice.

The Australian result includes an $18.8 million gain from the sale to SABMiller of 50% of the rights to certain sales incentives for five years under the alcoholic beverages sales agreement with Maxxium, as well as one-off asset write-offs of $18.1 million in relation to software development costs, cold drink equipment rationalisation and other property, plant & equipment.

1. Nielsen combined database as at 13 May 2007

2. AC Neilsen Australia ScanTrack to 15 April 2007

New Zealand & Fiji

	H1 2007	H1 2006	*Change*
Trading revenue ($ million)	**218.7**	201.2	*8.7%*
Revenue per unit case	$6.92	$6.39	8.3%
Volume (million unit cases)	31.6	31.5	0.3%
EBIT ($ million)	**34.4**	30.6	*12.4%*
EBIT margin	**15.7%**	15.2%	*0.5 pts*
Capital expenditure / revenue	**8.5%**	11.3%	*(2.8) pts*

New Zealand

In local currency, sales revenue increased by 6.6%, or by 6.1% on a per unit case basis. Local currency earnings increased by 12.3% due to the continued strong performance of Coke Zero, a significant increase in water sales, and continued growth in Powerade. Volume growth of 0.7% was a satisfactory result given the cycling of the launch of Coca-Cola Zero in the first half of 2006.

CCA's water and sports categories continued to perform well with Pump and Kiwi Blue growing volumes by over 18% and Powerade growing by over 38%. The cola category held volume in line with last year, with Coca-Cola Zero continuing to perform well, growing volume by 16% over the first half of 2006.

CCA has entered into an exclusive agreement with Beam Global Spirits & Wine (BGSW) New Zealand to manufacture its alcoholic ready-to-drink (ARTD) beverages, including the market leader Jim Beam & Cola. BGSW sells over 900,000 unit cases of Jim Beam & Cola in New Zealand each year. The ARTDs will be produced at CCA's Auckland facility and supply is expected to commence in November 2007. CCANZ will invest approximately NZD9 million to deliver the required manufacturing capability to support this initiative.

The automated warehouse project remains on budget of NZD79 million and on schedule for completion in March 2008. The warehouse construction is now complete and has been handed over to CCA New Zealand. The materials handling equipment has been installed and is currently being commissioned.

Fiji

Fiji's performance continues to be affected by the ongoing political uncertainty and associated economic impact. Public service salary cuts and a 15% increase in the price of petrol, leading to lower disposable incomes, translated into a volume decline of 3.4% over the first half of 2006.

Combined, the region delivered strong revenue growth of 8.7% and EBIT growth of 12.4%.

South Korea

	H1 2007	H1 2006	*Change*
Trading revenue ($ million)	**310.9**	366.7	*(15.2%)*
Revenue per unit case	$5.57	$5.92	*(5.9%)*
Volume (million unit cases)	55.8	61.9	*(9.9%)*
EBIT (before significant items) ($ million)	**8.8**	8.1	*8.6%*
EBIT margin	**2.8%**	2.2%	*0.6 pts*
Capital expenditure / revenue	**2.3%**	1.7%	*0.6 pts*

The South Korean business delivered an improved earnings result with EBIT increasing 8.6% to $8.8 million, before significant items and including the benefit of the sale of surplus property. This was a solid result given the continuing reduced volumes of Brand Coca-Cola following the extortion attempt in July 2006 and the disruption to the business caused by the sale process.

Despite a decline in Brand Coca-Cola volumes, South Korea's total NARTD market share in both the convenience & leisure and food-store channels increased due to solid increases in the water, sports and tea categories.

The business also benefited from materially lower labour costs post the early retirement program that was completed during 2006. FTE employee numbers were 2,548 as at 30 June 2007 versus 2,973 as at 31 December 2005, a reduction of 425.

The EBIT result included a gain on sale of surplus property of $4.8 million, versus a smaller gain of $2.4 million from the sale of surplus assets achieved in the first half of 2006.

The business continues to recover from the extortion attempt. Volume for the month of June 2007 increased 3.5% over June 2006, the first monthly increase since the extortion attempt.

Indonesia & PNG

	H1 2007	H1 2006	*Change*
Trading revenue ($ million)	**218.3**	184.4	*18.4%*
Revenue per unit case	$4.32	$4.15	*4.1%*
Volume (million unit cases)	50.5	44.4	*13.7%*
EBIT ($ million)	**3.4**	(11.6)	*129.3%*
EBIT margin	**1.6%**	(6.3%)	*7.9 pts*
Capital expenditure / revenue	**1.4%**	11.2%	*(9.8) pts*

Indonesia

Indonesia delivered excellent volume growth of approximately 16% with local currency revenue per unit case increasing by 13% from the first half of 2006, driving an EBIT increase of 79%.

The growth in total volume was underpinned by a strong performance across the total CSD portfolio which grew by over 16%, led by Fanta Flavours with a 21% increase, and Brand Coca-Cola with an 11% increase. Frestea also experienced strong growth with a 29% increase.

Commodity driven cost of goods increases continued to impact the business. In local currency terms, Indonesia experienced a 27% increase in COGS, and over 9% on a unit case basis, mainly due to sugar. Commodity cost increases were fully recovered through good price discipline and in-market revenue management strategies.

Based on a continuation of current trading conditions, CCA expects to deliver earnings for the second half of 2007 in line with the strong earnings result achieved in the second half of 2006.

PNG

PNG increased local currency earnings by over 15% on the first half of 2006, on good volume growth of 2.8% and strong price realisation. In local currency, sales revenue increased by over 11%, and over 8% on a per unit case basis.

Volume growth was led by the water category which grew by over 35%, with Mount Franklin achieving a strong 9% growth.

The business experienced an 8.6% increase in COGS, in local currency, due to increases in sugar, aluminium and PET resin. Commodity cost increases were fully recovered through good price discipline and in-market revenue management strategies.

Combined, the region delivered a four-fold increase in earnings to $3.4 million, an excellent result and a significant turnaround on the performance in the first half of 2006.

Food & Services

	H1 2007	H1 2006	*Change*
Trading revenue ($ million)	**280.6**	260.1	*7.9%*
EBIT ($ million)	**38.7**	38.3	*1.0%*
EBIT margin	**13.8%**	14.7%	*(0.9) pts*
Capital expenditure / revenue	**7.8%**	17.0%	*(9.2) pts*

The recently-formed Food & Services Division delivered EBIT growth of 1.0% on a revenue increase of 7.9%. A more focussed management approach to the lower volume non-trade businesses will deliver a number of revenue and cost saving initiatives.

Notwithstanding the seasonal impact of the drought and the frost in 2006, for the first half, SPC Ardmona delivered a solid increase in sales revenue of 5.7% and a 1.0% increase in EBIT. The business achieved good growth across most categories, including fruit snacks, baked beans & spaghetti, tomatoes, spreads and juice & nectar. Sale of packaged fruit was slightly down on the prior period due to the reduced intake as a result of the impact of the drought and the frost in 2006.

International sales delivered an improved contribution, with US sales performing very well.

EBIT margins continued to come under pressure from tin plate driven cost of goods increases and high levels of price competition from imported tinned products. It is expected that tinplate costs will reduce for the 2007/8 season.

As at January 1st 2007, CCA Australia Beverage's cold drink equipment fleet was transferred to the Quirks Refrigeration business. In order to gain maximum scale and operating efficiency, Quirks will be responsible for procurement of all future cold drink equipment for CCA Australia's Beverage division. Quirks is the industry leader in the sale, rental and service of commercial cold drink equipment in Australia and a key strategy underpinning CCA's acquisition of Quirks in 2005 was to effectively leverage the company's expertise in commercial cold drink equipment management into the fleet of over 150,000 cold drink units in CCA Australia's beverage division.

Initial investigation has identified a number of potential benefits arising from the establishment of the Food & Services Division. A more focussed management approach to the lower volume, non-trade businesses such as Neverfail and Grinders will also deliver benefits as part of the Food & Services Division than was achieved as part of the larger Australian Beverage business.

For the half year ended 29 June 2007

The Directors submit hereunder their Report on Coca-Cola Amatil Limited and its controlled entities (Group) for the half year ended 29 June 2007.

Directors

The names of the Directors of Coca-Cola Amatil Limited (Company or CCA) in office during the half year and/or until the date of this Report are –

David Michael Gonski, AC
Jillian Rosemary Broadbent, AO
Terry James Davis
Irial Finan
Geoffrey James Kelly
Wallace Macarthur King, AO
David Edward Meiklejohn
Melvyn Keith Ward, AO

Review of operations

The Group's trading revenue for the half year was $2,161.5 million compared to $2,055.8 million for the corresponding period in 2006. The Group's earnings before interest, tax and significant items for the half year increased by 13.3% to $284.5 million, compared to $251.2 million for the corresponding period in 2006.

The Group's net profit (after significant items) attributable to members of the Company for the half year was $140.9 million compared to $114.3 million for the corresponding period in 2006.

The Group's net profit (before significant items) attributable to members of the Company for the half year was $160.9 million compared to $145.4 million for the corresponding period in 2006.

Significant items (before income tax) for the half year ended 29 June 2007 amounted to $26.9 million (expense), of which the tax effect was $6.9 million (benefit). The significant items (before and after income tax) for the corresponding period in 2006 was $31.1 million (expense).

Further details of the operations of the Group during the half year are set out in the attached financial report.

Auditor's independence declaration

We have obtained the following independence declaration from our auditor, Ernst & Young –

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock Exchange 10172

Auditor's independence declaration to the Directors of Coca-Cola Amatil Limited

In relation to our review of the financial report of Coca-Cola Amatil Limited for the half year ended 29 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

T. van Veen
Partner
Sydney, NSW
9 August 2007

Rounding off

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order No. 98/100 and, in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Signed in accordance with a resolution of the Directors.

D.M. Gonski, AC
Chairman
Sydney, NSW
9 August 2007

T.J. Davis
Group Managing Director
Sydney, NSW
9 August 2007

Income Statement

Coca-Cola Amatil Limited and its controlled entities

For the half year ended 29 June 2007

	Refer Note	29 June 2007 $M	30 June 2006 $M
Revenues, excluding finance income			
Trading revenue		**2,161.5**	2,055.8
Other revenue		**29.5**	32.9
	3	**2,191.0**	2,088.7
Expenses, excluding finance costs			
Cost of goods sold	4a)	**(1,220.4)**	(1,174.7)
Selling		**(342.1)**	(333.9)
Warehouse and distribution		**(194.0)**	(211.1)
Administration and other		**(177.0)**	(148.9)
		(1,933.5)	(1,868.6)
Share of net profit of joint venture accounted for using equity method	8	**0.1**	–
Earnings before interest and tax			
Before significant items		284.5	251.2
Significant items	4b)	(26.9)	(31.1)
		257.6	220.1
Net finance costs			
Finance income	3	**9.0**	6.1
Finance cost	4a)	**(79.4)**	(72.3)
		(70.4)	(66.2)
Profit before income tax expense	3 & 4	**187.2**	153.9
Income tax expense			
Before significant items		(53.2)	(39.6)
Significant items		6.9	–
	5	**(46.3)**	(39.6)
Profit after tax attributable to members of Coca-Cola Amatil Limited			
Before significant items		160.9	145.4
Significant items		(20.0)	(31.1)
Profit after tax attributable to members of Coca-Cola Amatil Limited		**140.9**	114.3
Earnings per share (EPS)	6b)		
		¢	¢
Basic EPS		**18.7**	15.3
Diluted EPS		**18.7**	15.2
Before significant items –			
Basic EPS		21.4	19.4
Diluted EPS		21.3	19.4
Dividends paid			
Prior year final dividend paid per ordinary share	10	**18.0**	17.5

Notes appearing on pages 22 to 34 to be read as part of the financial statements.

Balance Sheet

Coca-Cola Amatil Limited and its controlled entities

As at 29 June 2007

	Refer Note	29 June 2007 $M	31 December 2006 $M	30 June 2006 $M
Current assets				
Cash and cash equivalents		**184.9**	436.1	593.8
Trade and other receivables		**532.8**	677.7	473.5
Inventories		**733.2**	611.6	666.6
Prepayments		**49.7**	49.5	72.7
Current tax assets		**4.6**	4.7	3.0
Derivatives	7	**8.3**	51.0	65.3
		1,513.5	1,830.6	1,874.9
Non-current assets held for sale		**22.9**	22.8	3.0
Total current assets		**1,536.4**	1,853.4	1,877.9
Non-current assets				
Trade and other receivables		**15.2**	17.9	16.6
Investment in joint venture	8	**1.3**	1.2	–
Investments in bottlers' agreements		**1,443.6**	1,505.6	1,506.0
Property, plant and equipment		**1,440.2**	1,499.9	1,477.0
Intangible assets		**517.4**	495.7	494.4
Prepayments		**18.7**	21.1	10.3
Deferred tax assets		**4.6**	2.2	3.2
Derivatives	7	**56.6**	–	–
Total non-current assets		**3,497.6**	3,543.6	3,507.5
Total assets		**5,034.0**	5,397.0	5,385.4
Current liabilities				
Trade and other payables		**381.2**	491.5	358.3
Interest bearing liabilities		**170.0**	278.4	460.0
Current tax liabilities		**42.6**	34.1	19.0
Provisions		**74.1**	73.7	63.7
Accrued charges		**307.9**	306.7	241.4
Derivatives	7	**54.6**	169.8	132.6
Total current liabilities		**1,030.4**	1,354.2	1,275.0
Non-current liabilities				
Trade and other payables		**-**	2.9	–
Interest bearing liabilities		**1,978.5**	2,077.5	2,155.5
Provisions		**61.2**	61.5	64.0
Deferred tax liabilities		**281.3**	327.9	343.4
Defined benefit superannuation plan liability		**35.8**	32.3	25.2
Derivatives	7	**217.8**	70.0	95.6
Total non-current liabilities		**2,574.6**	2,572.1	2,683.7
Total liabilities		**3,605.0**	3,926.3	3,958.7
Net assets		**1,429.0**	1,470.7	1,426.7
Equity				
Share capital	9	**2,015.1**	2,001.1	1,991.6
Shares held by equity compensation plans		**(19.6)**	(15.2)	(14.0)
Reserves		**82.2**	139.2	162.9
Accumulated losses		**(648.7)**	(654.4)	(713.8)
Total equity		**1,429.0**	1,470.7	1,426.7

Notes appearing on pages 22 to 34 to be read as part of the financial statements.

Cash Flow Statement
Coca-Cola Amatil Limited and its controlled entities

For the half year ended 29 June 2007

	Refer Note	29 June 2007 $M	30 June 2006 $M
Inflows/(outflows)			
Cash flows from operating activities			
Receipts from customers		**2,327.9**	2,251.1
Payments to suppliers and employees		**(2,044.8)**	(1,969.1)
Dividends received		**0.5**	0.4
Interest received		**9.0**	4.7
Interest and other finance costs paid		**(77.1)**	(71.3)
Income taxes paid		**(70.3)**	(68.0)
Net cash flows from operating activities before significant items		145.2	147.8
Significant items[1]		(1.9)	(27.1)
Net cash flows from operating activities		**143.3**	120.7
Cash flows from investing activities			
Proceeds from disposal of –			
investments in securities		**-**	0.5
surplus South Korean properties		**23.8**	19.4
land in Eastern Creek, Australia		**-**	49.2
other property, plant and equipment		**3.2**	6.7
50% right to Maxxium incentive payments		**18.8**	-
Payments for additions of –			
property, plant and equipment	6e)	**(103.2)**	(97.9)
software development assets	6e)	**(6.3)**	(1.4)
other non-current assets		**-**	(2.6)
Payments for acquisitions of entities and operations (net) –			
current period acquisitions	12	**(8.0)**	-
prior period acquisitions - deferred amounts		**(0.6)**	(5.5)
Net cash flows used in investing activities		**(72.3)**	(31.6)
Cash flows from financing activities			
Proceeds from issue of shares		**6.3**	1.7
Proceeds from borrowings		**204.2**	574.5
Borrowings repaid		**(415.0)**	(259.9)
Dividends paid		**(127.5)**	(123.1)
Net cash flows (used in)/from financing activities		**(332.0)**	193.2
Net (decrease)/increase in cash and cash equivalents		**(261.0)**	282.3
Cash and cash equivalents held at the beginning of the half year		**436.1**	313.8
Exchange rate adjustments to cash and cash equivalents held at the beginning of the half year		**(2.9)**	(2.3)
Cash and cash equivalents held at the end of the half year	11	**172.2**	593.8

1 Refer to Note 4b) for further details on significant items.

Notes appearing on pages 22 to 34 to be read as part of the financial statements.

Statement of Changes in Equity

Coca-Cola Amatil Limited and its controlled entities

For the half year ended 29 June 2007

		Equity attributable to members of Coca-Cola Amatil Limited				
	Refer Note	Share capital $M	Shares held by equity compensation plans $M	Reserves $M	Accumulated losses $M	Total equity $M
At 1 January 2006		1,982.1	(11.9)	151.8	(697.2)	1,424.8
Transactions recognised directly in equity –						
Currency translation differences		–	–	(3.4)	–	(3.4)
Movement in –						
Unvested shares held by equity compensation plans		–	(2.1)	1.6	–	(0.5)
Share based remuneration plans		–	–	0.7	–	0.7
Fair value of cash flow hedges		–	–	12.2	–	12.2
Total of transactions recognised directly in equity		–	(2.1)	11.1	–	9.0
Profit		–	–	–	114.3	114.3
Total changes in equity other than those arising from transactions with equity holders		–	(2.1)	11.1	114.3	123.3
Transactions with equity holders –						
Movement in ordinary shares	9	9.5	–	–	–	9.5
Dividends appropriated	10a)	–	–	–	(130.9)	(130.9)
Total of transactions with equity holders		9.5	–	–	(130.9)	(121.4)
At 30 June 2006		1,991.6	(14.0)	162.9	(713.8)	1,426.7
At 1 January 2007		**2,001.1**	**(15.2)**	**139.2**	**(654.4)**	**1,470.7**
Transactions recognised directly in equity –						
Currency translation differences		–	–	**(49.1)**	–	**(49.1)**
Movement in –						
Unvested shares held by equity compensation plans		–	**(4.4)**	**0.8**	–	**(3.6)**
Share based remuneration plans		–	–	**5.5**	–	**5.5**
Share based payment		–	–	**(3.3)**	–	**(3.3)**
Fair value of cash flow hedges		–	–	**(10.9)**	–	**(10.9)**
Total of transactions recognised directly in equity		–	**(4.4)**	**(57.0)**	–	**(61.4)**
Profit		–	–	–	**140.9**	**140.9**
Total changes in equity other than those arising from transactions with equity holders		–	**(4.4)**	**(57.0)**	**140.9**	**79.5**
Transactions with equity holders –						
Movement in ordinary shares	9	**14.0**	–	–	–	**14.0**
Dividends appropriated	10a)	–	–	–	**(135.2)**	**(135.2)**
Total of transactions with equity holders		**14.0**	–	–	**(135.2)**	**(121.2)**
At 29 June 2007		**2,015.1**	**(19.6)**	**82.2**	**(648.7)**	**1,429.0**

Notes appearing on pages 22 to 34 to be read as part of the financial statements.

1. Basis of Financial Report Preparation

This half year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 and with applicable Accounting Standards, including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half year financial report does not include all notes of the type normally included within the annual financial report. As a result it should be read in conjunction with the 31 December 2006 annual financial report of CCA, together with any public announcements made by CCA during the half year ended 29 June 2007.

This half year financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The half year financial report is presented in Australian dollars.

a) Statement of compliance

The half year financial report complies with Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the half year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards.

b) Use of estimates

In conforming with generally accepted accounting principles, the preparation of financial statements for the Group requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

c) Principles of consolidation

i) Subsidiaries
The consolidated financial statements of the Group include the parent entity, Coca-Cola Amatil Limited and its controlled entities. Controlled entities include entities over which the Group has the power to govern financial and operating policies.

The financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control the entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

In preparing the consolidated financial statements, the effects of all transactions, balances and unrealised gains and losses on transactions between entities in the Group have been eliminated.

The financial statements of controlled entities have been prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments have then been made to bring into line any dissimilar accounting policies that may exist across the Group.

ii) Joint venture
The investment in the joint venture is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the joint venture is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet. Details relating to the joint venture are set out in Note 8.

Profits or losses on transactions establishing the joint venture and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

1. Basis of Financial Report Preparation continued

d) Changes in accounting policies

The accounting policies adopted in the preparation of the half year report are consistent with those applied and disclosed in the 2006 annual financial report.

No Australian Accounting Standards issued but not yet effective have been early adopted. It is considered early adoption of these standards would not have a material impact on the results of the Group.

e) Changes in presentation and classification

During the period, CCA has changed the presentation and classification of financial reporting by business and geographic segments. Refer to Note 2 for details.

2. Financial Reporting by Business and Geographic Segments

The Group operates in two business segments, being the beverage business and food & services business. The beverage business is further divided into non-alcoholic and alcoholic business. Within the non-alcoholic beverage business, the Group manufactures, distributes and markets carbonated soft drinks. CCA's alcoholic business distributes premium beer brands for Pacific Beverages Pty Ltd, the joint venture CCA formed with SABMiller plc in November 2006. From April 2007, Pacific Beverages Pty Ltd also sells and distributes the premium spirit portfolio of global premium spirits distributor Maxxium.

The food & services segment comprises of the SPC Ardmona, Neverfail, Quirks and Grinders businesses. Within the food & services business, the Group processes and markets fruit and other food products, provides cold drink equipment to the Australian beverage business and third party customers and distributes bulk water. The food & services business was established in 2007, as the result of business restructuring associated with a strategic review. This restructuring is intended to provide management with a greater focus on managing CCA's lower volume and non-trade operations while maintaining the integration benefits made post acquisition.

Neverfail, Quirks and Grinders businesses were previously included as part of the Australian beverage segment. The food & services business will be reported as a new segment replacing the previous SPCA segment.

In 2006, corporate centre costs have been both charged and allocated into the various segments based on specific identification and allocation methodology. This is intended to improve the reporting of performance and the understanding of the segments after the allocation of the corporate costs.

Accordingly, 2006 comparative segment information has been restated in accordance with the amended reporting basis as outlined above. The restatement has resulted in no adjustment to CCA Group totals for the information reported in this note.

	29 June 2007 $M	30 June 2006 $M	29 June 2007 $M	30 June 2006 $M	29 June 2007 $M	30 June 2006 $M
	Trading revenue		Other revenue		Total revenues before finance income	
Beverage business						
Australia	**1,133.0**	1,043.4	**11.2**	20.1	**1,144.2**	1,063.5
New Zealand & Fiji	**218.7**	201.2	**0.2**	0.2	**218.9**	201.4
South Korea	**310.9**	366.7	**5.7**	2.7	**316.6**	369.4
Indonesia & PNG	**218.3**	184.4	**3.4**	1.5	**221.7**	185.9
Total beverage	**1,880.9**	1,795.7	**20.5**	24.5	**1,901.4**	1,820.2
Food & services business						
Australia	**280.6**	260.1	**9.0**	8.4	**289.6**	268.5
Total food & services	**280.6**	260.1	**9.0**	8.4	**289.6**	268.5
Total CCA Group	**2,161.5**	2,055.8	**29.5**	32.9	**2,191.0**	2,088.7
	Earnings before interest, tax and significant items		Significant items[1]		Segment result – earnings before interest and tax	
Beverage business						
Australia	**199.1**	185.8	–	–	**199.1**	185.8
New Zealand & Fiji	**34.4**	30.6	–	–	**34.4**	30.6
South Korea	**8.8**	8.1	**(26.9)**	(31.1)	**(18.1)**	(23.0)
Indonesia & PNG	**3.4**	(11.6)	–	–	**3.4**	(11.6)
Total non-alcoholic beverage	**245.7**	212.9	**(26.9)**	(31.1)	**218.8**	181.8
Share of net profit of joint venture	**0.1**	–	–	–	**0.1**	–
Total beverage	**245.8**	212.9	**(26.9)**	(31.1)	**218.9**	181.8
Food & services business						
Australia	**38.7**	38.3	–	–	**38.7**	38.3
Total food & services	**38.7**	38.3	–	–	**38.7**	38.3
Total CCA Group	**284.5**	251.2	**(26.9)**	(31.1)	**257.6**	220.1

Refer to the following page for footnote details.

2. Financial Reporting by Business and Geographic Segments continued

	29 June 2007 $M	30 June 2006 $M	29 June 2007 $M	30 June 2006 $M	29 June 2007 $M	30 June 2006 $M
	Assets		Liabilities		Net assets	
Beverage business						
Australia	**1,536.5**	1,418.1	**561.1**	426.5	**975.4**	991.6
New Zealand & Fiji	**477.6**	390.1	**71.0**	45.4	**406.6**	344.7
South Korea	**883.7**	1,046.8	**132.6**	150.8	**751.1**	896.0
Indonesia & PNG	**350.4**	414.6	**110.8**	107.5	**239.6**	307.1
Total beverage	**3,248.2**	3,269.6	**875.5**	730.2	**2,372.7**	2,539.4
Food & services business						
Australia	**1,587.1**	1,513.6	**103.4**	96.2	**1,483.7**	1,417.4
Total food & services	**1,587.1**	1,513.6	**103.4**	96.2	**1,483.7**	1,417.4
Total segments	**4,835.3**	4,783.2	**978.9**	826.4	**3,856.4**	3,956.8
Assets and liabilities excluded from above[2]	**198.7**	602.2	**2,626.1**	3,132.3	**(2,427.4)**	(2,530.1)
Total CCA Group	**5,034.0**	5,385.4	**3,605.0**	3,958.7	**1,429.0**	1,426.7

	Depreciation and amortisation expense		Other non-cash expenses		Additions and acquisitions of non-current assets[3]	
Beverage business						
Australia	**20.0**	24.1	**28.6**	11.2	**50.8**	10.0
New Zealand & Fiji	**8.7**	8.6	**6.6**	4.5	**30.4**	23.7
South Korea	**18.0**	20.0	**32.2**	11.2	**9.2**	10.9
Indonesia & PNG	**16.1**	19.7	**7.8**	4.1	**3.0**	20.6
Total beverage	**62.8**	72.4	**75.2**	31.0	**93.4**	65.2
Food & services business						
Australia	**30.9**	25.8	**8.9**	7.0	**19.7**	50.9
Total food & services	**30.9**	25.8	**8.9**	7.0	**19.7**	50.9
Total CCA Group	**93.7**	98.2	**84.1**	38.0	**113.1**	116.1

1 Significant items include the following –	*2007 $M*	*2006 $M*
Product rehabilitation cost relating to the 2006 extortion threat in South Korea	*5.5*	-
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	*(3.6)*	-
	1.9	-
Impairment of the investment in bottlers' agreement in South Korea	*25.0*	-
Early retirement plan expenses in South Korea	-	*27.9*
Value added tax audit penalty in South Korea	-	*3.2*
Significant items before income tax	*26.9*	*31.1*

2 Assets and liabilities shown against each segment exclude current and deferred tax balances and assets and liabilities which relate to the Group's financing activity.

3 Non-current assets comprise investment in joint venture, investments in securities, investments in bottlers' agreements, property, plant and equipment and intangible assets for this disclosure.

	29 June 2007 $M	30 June 2006 $M
3. Revenues		
Trading revenue		
Sales of –		
Beverage products	**1,924.0**	1,832.7
Food products	**209.0**	197.7
Equipment	**11.9**	10.1
Total sales	**2,144.9**	2,040.5
Rental of equipment	**16.6**	15.3
Total trading revenue	**2,161.5**	2,055.8
Other revenue		
Sales of materials and consumables	**1.1**	17.3
Rendering of services	**11.7**	2.2
Miscellaneous rental and sundry income	**16.2**	13.0
Dividend income from other corporations	**0.5**	0.4
Total other revenue	**29.5**	32.9
Total revenues – before finance income	**2,191.0**	2,088.7
Finance income – interest from non-related parties	**9.0**	6.1
Total revenues	**2,200.0**	2,094.8

4. Expenses

Profit before income tax expense includes
the following specific expenses –

a) Expenses

	29 June 2007 $M	30 June 2006 $M
Cost of goods sold –		
Beverage products	**1,047.0**	1,006.8
Food products	**159.6**	145.3
Equipment	**10.1**	6.8
Rental of equipment – directly attributable expenses	**3.7**	2.1
Materials and consumables	**–**	13.7
Total cost of goods sold	**1,220.4**	1,174.7
Finance costs –		
Interest (non-related parties)	**83.3**	79.3
Other finance gains	**(1.5)**	(6.8)
Total finance costs	**81.8**	72.5
Amount capitalised	**(2.4)**	(0.2)
Total finance costs expensed	**79.4**	72.3

4. Expenses continued

	29 June 2007 $M	30 June 2006 $M
Profit before income tax expense includes the following specific expenses –		
Depreciation expense	90.5	95.6
Amortisation expense	3.2	2.6
Bad and doubtful debts expense – trade receivables	2.4	4.3
Rentals – operating leases	43.0	36.2
Defined benefit superannuation plan expenses	6.0	7.0
Defined contribution superannuation plan expenses	24.4	22.3
Employees Share Plan expenses	3.6	3.4
Long Term Incentive Share Plan expenses	5.4	1.1
Employee benefits expenses[1]	44.6	27.9
Net foreign exchange gains	(1.5)	(7.2)
Write down of inventories to net realisable value	7.6	1.1
(Profit)/loss from disposal of –		
investments in securities	–	(0.5)
surplus South Korean properties	(4.8)	(2.4)
land in Eastern Creek, Australia	–	(13.4)
other property, plant and equipment	12.4	0.2
50% right to Maxxium incentive payments	(18.8)	–
software development assets	0.6	–
Impairment of property, plant and equipment	4.5	4.7

b) Significant items

	29 June 2007 $M	30 June 2006 $M
Product rehabilitation cost relating to the 2006 extortion threat in South Korea	5.5	–
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	(3.6)	–
	1.9	–
Impairment of the investment in bottlers' agreement in South Korea	25.0	–
Early retirement plan expenses in South Korea	–	27.9
Value added tax audit penalty in South Korea	–	3.2
	26.9	31.1

1 Certain labour related expenses have been reclassified from labour expenses to employee benefit expenses for the half year ended 29 June 2007. The effect of this reclassification on the comparative period would have been to increase the disclosed amount by $6.7 million.

	29 June 2007 $M	30 June 2006 $M

5. Income Tax Expense

a) Income tax expense

	29 June 2007 $M	30 June 2006 $M
Income tax expense comprises –		
Current tax expense	**72.6**	50.1
Deferred tax benefit	**(28.1)**	(5.5)
Adjustments for current income tax of prior periods	**1.8**	(5.0)
	46.3	39.6
Income tax expense comprises –		
Before significant items	53.2	39.6
Significant items[1]	(6.9)	–
	46.3	39.6

1 Relates to the impairment of the investment in bottlers' agreement in South Korea.

b) Reconciliation of income tax expense to prima facie tax payable

	29 June 2007 $M	30 June 2006 $M
Profit before income tax expense	**187.2**	153.9
Prima facie income tax expense on profit at the Australian rate of 30%	**56.2**	46.2
Tax effect of permanent differences –		
Non-allowable expenses	**1.4**	0.8
Tax offset for franked dividends	**(0.2)**	(0.1)
Other items	**0.9**	(0.5)
Overseas tax rates differential	**2.4**	1.9
Overseas withholding tax	**(16.7)**	(7.0)
Deductible temporary differences –		
Movement in derecognised amounts	**(2.0)**	7.3
Utilisation of previously unrecognised tax losses	**–**	(4.0)
Derecognition of deferred tax assets	**2.5**	–
Adjustments for current income tax of prior periods	**1.8**	(5.0)
Income tax expense	**46.3**	39.6

	29 June 2007 $	30 June 2006 $

6. Other Performance Measures

a) Net tangible asset backing

Net tangible asset backing per ordinary share – excluding IBAs	(0.71)	(0.77)
Net tangible asset backing per ordinary share – including IBAs	1.21	1.24

b) Earnings per share (EPS)

	¢	¢
Basic EPS	18.7	15.3
Diluted EPS	18.7	15.2
Before significant items –		
Basic EPS	21.4	19.4
Diluted EPS	21.3	19.4

The weighted average number of ordinary shares used as the denominator in the calculation of EPS was –

	M	M
Basic EPS	752.0	748.5
Diluted EPS	754.2	750.5

c) Free cash flow (FCF)

FCF is calculated as net cash flows from operating activities, plus cash flows arising from disposals of property, plant and equipment, investments in securities and certain rights, less cash flows arising from purchases of property, plant and equipment, software development and other non-current assets.

	$M	$M
FCF	79.6	94.6

d) Return on capital employed (ROCE)

ROCE is calculated on a moving annual total basis as EBIT (before significant items) divided by the average of capital employed at the beginning and at the end of the annual period. Where material business combinations occur, the acquisition date capital employed balance is used as the beginning balance with an adjustment made to reflect the period of ownership. Capital employed is defined as equity plus net debt.

	%	%
ROCE	17.2	16.0

6. Other Performance Measures continued

	29 June 2007 %	30 June 2006 %
e) Capital expenditure (capex) compared to trading revenue		
Capex is defined as current period payments for property, plant and equipment and software development assets.		
Capex to trading revenue	5.1	4.8
Capex is reconciled to the payments for additions of property, plant and equipment and software development assets as per the cash flow statement as follows –		
	$M	$M
Payments for additions of –		
Property, plant and equipment	**103.2**	97.9
Software development assets	**6.3**	1.4
Capex	**109.5**	99.3

7. Derivatives and Net Debt Reconciliation

a) Derivatives as per the balance sheet

	29 June 2007 $M	31 December 2006 $M	30 June 2006 $M
Derivative assets – current			
Debt related	**-**	(1.0)	-
Non-debt related	**(8.3)**	(50.0)	(65.3)
	(8.3)	(51.0)	(65.3)
Derivative assets – non-current			
Non-debt related	**(56.6)**	-	-
	(56.6)	-	-
Derivative liabilities – current			
Debt related	**23.0**	88.7	41.3
Non-debt related	**31.6**	81.1	91.3
	54.6	169.8	132.6
Derivative liabilities – non-current			
Debt related	**122.6**	70.0	95.6
Non-debt related	**95.2**	-	-
	217.8	70.0	95.6
Total net derivative liabilities	**207.5**	188.8	162.9
Net derivative liabilities/(assets) comprises –			
Debt related	**145.6**	157.7	136.9
Non-debt related	**61.9**	31.1	26.0
Total net derivative liabilities	**207.5**	188.8	162.9

b) Net debt reconciliation

	29 June 2007 $M	31 December 2006 $M	30 June 2006 $M
Cash assets	**(184.9)**	(436.1)	(593.8)
Trade and other receivables – non-current	**(2.9)**	(2.9)	-
Net derivative liabilities – debt related	**145.6**	157.7	136.9
Interest bearing liabilities – current	**170.0**	278.4	460.0
Interest bearing liabilities – non-current	**1,978.5**	2,077.5	2,155.5
Total net debt	**2,106.3**	2,074.6	2,158.6

	29 June 2007 $M	31 December 2006 $M	30 June 2006 $M

8. Investment in Joint Venture

Investment in joint venture	**1.3**	1.2	–

The Company has a 50% interest in Pacific Beverages Pty Ltd, which is resident in Australia and the principal activity of which is the importation and distribution of alcoholic beverages.

The interest in Pacific Beverages Pty Ltd is accounted for in the consolidated financial statements using the equity method of accounting and is carried at cost by the parent entity. Information relating to the joint venture is set out below.

	29 June 2007 $M	31 December 2006 $M	30 June 2006 $M
Carrying amount of investment in Pacific Beverages Pty Ltd	**1.3**	1.2	–
Share of Pacific Beverages Pty Ltd's assets and liabilities			
Current assets	**4.8**	4.2	–
Total assets	**4.8**	4.2	–
Current liabilities	**3.5**	3.0	–
Total liabilities	**3.5**	3.0	–
Net assets	**1.3**	1.2	–
Share of Pacific Beverages Pty Ltd's revenues, expenses and results			
Revenues	**5.5**	1.0	–
Expenses	**(5.3)**	(1.4)	–
Profit/(loss) before income tax	**0.2**	(0.4)	–
Income tax (expense)/benefit	**(0.1)**	0.1	–
Profit/(loss) after income tax	**0.1**	(0.3)	–

9. Share Capital

	29 June 2007 $M	31 December 2006 $M	30 June 2006 $M
Fully paid ordinary shares			
Balance at the beginning of the half year	**2,001.1**	1,982.1	1,982.1
Shares issued in respect of –			
Dividend Reinvestment Plan	**7.7**	14.4	7.8
Executive Option Plan	**6.3**	4.6	1.7
Total movement	**14.0**	19.0	9.5
Balance at the end of the half year	**2,015.1**	2,001.1	1,991.6

	No.	No.	No.
Fully paid ordinary shares			
Balance at the beginning of the half year	**750,887,525**	747,704,699	747,704,699
Shares issued in respect of –			
Dividend Reinvestment Plan	**941,199**	2,217,976	1,150,363
Executive Option Plan	**1,169,050**	964,850	347,050
Total movement	**2,110,249**	3,182,826	1,497,413
Balance at the end of the half year	**752,997,774**	750,887,525	749,202,112

Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders (subject to a maximum of 100,000 shares per shareholder) with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 3% from market price at time of issue. Market price is the average price of a specified ten-day period prior to issue.

The last date of Election Notices under this Plan is 24 August 2007.

10. Dividends Appropriated and Proposed

a) Dividends appropriated during the half year

	29 June 2007 ¢	29 June 2007 $M	30 June 2006 ¢	30 June 2006 $M
Final dividend in respect of prior financial year (franked to 100%)	**18.0**	**135.2**	17.5	130.9

b) Dividends declared and not recognised as a liability

Subsequent to the end of the half year the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	15.5	15.5	116.8	2 October 2007

	29 June 2007 $M	30 June 2006 $M

11. Cash Flow Statement

a) Reconciliation of cash and cash equivalents

	29 June 2007 $M	30 June 2006 $M
Cash assets	**149.7**	127.7
Short term deposits	**35.2**	331.1
Bills of exchange	**-**	135.0
Bank overdrafts	**(12.7)**	–
	172.2	593.8

b) Non-cash investing and financing activities

	29 June 2007 $M	30 June 2006 $M
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	**7.7**	7.8
Other payables in relation to acquisitions (amounts to be paid post balance date)	**2.7**	–

12. Business Combinations

Acquisition of a coffee business and related assets
CCA acquired a coffee business and its related assets on 30 March 2007, for a purchase consideration of $10.7 million.

The revenue or contribution to the Group has not been disclosed as the business structure has changed since the acquisition of the coffee business and its related assets.

There were no material acquisitions or disposals of entities or businesses during the comparative half year period in 2006. Details of the fair value of the assets and liabilities acquired and goodwill for the half year period ended 29 June 2007 are as follows –

	$M	$M
Purchase consideration –		
Cash paid		**8.0**
Deferred amounts		**2.7**
Total purchase consideration		**10.7**
Fair value of net identifiable assets acquired –		
Inventories	**0.8**	
Property, plant and equipment	**1.6**	**2.4**
Goodwill		**8.3**

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition.

The amounts recognised on acquisition above represent provisional assessments of the fair values of assets and liabilities acquired. These amounts will be finalised within twelve months from the date of acquisition.

	30 June 2007 $M	31 December 2006 $M
13. Contingent Liabilities		
Contingent liabilities existed at the end of the half year in respect of –		
Termination payments under service agreements	8.1	9.6
Guarantees	1.7	3.0
	9.8	12.6

14. Subsequent Events

No matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, result of operations or state of affairs of the Coca-Cola Amatil Limited Group in subsequent accounting periods, with the exception of the following items –

a) Sale of the South Korean business

Following the half year period ended 29 June 2007, CCA has entered into a non-binding memorandum of understanding in relation to the proposed sale of CCA's South Korean business with its preferred bidder, LG Household and Health Care. At the date of this Report, negotiations of key terms and conditions are continuing.

The proposed transaction involves Coca-Cola Amatil Limited's wholly owned subsidiary, CCKBC Holdings Ltd, selling the shares it holds in CCKBC (Netherlands) Holding I BV and CCKBC (Netherlands) Holding II BV which together hold all the shares of Coca-Cola Korea Bottling Company, Limited.

b) Insurance claims from 2006 extortion threat in South Korea

CCA's operation in South Korea was the subject of an extortion attempt in July 2006. CCA Group maintains insurance and has made a claim under the relevant policy.

On 19 July 2007, CCA agreed to settle the claim for A$26.6 million. A final net payment of A$14.0 million was received on 20 July 2007, representing the balance of the A$26.6 million less the deductible under the policy of A$8.0 million and the two interim payments of A$1.0 million and A$3.6 million received in December 2006 and June 2007, respectively.

The Directors declare that the consolidated financial statements and notes, set out on pages 18 to 34 –

a) are in accordance with the Corporations Act 2001; and
b) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and
c) give a true and fair view of the consolidated entity's financial position as at 29 June 2007 and of its performance for the half year ended 29 June 2007; and
d) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors have received and considered the certification from the Group Managing Director and Chief Financial Officer supporting the financial statements and statutory report for the half year ended 29 June 2007.

This declaration is made in accordance with a resolution of the Directors pursuant to section 303(5) of the Corporations Act 2001, dated 9 of August 2007.

On behalf of the Directors

D.M. Gonski, AC	**T.J. Davis**
Chairman	Group Managing Director
Sydney, NSW	Sydney, NSW
9 August 2007	9 August 2007

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Independent Review Report

To the members of Coca-Cola Amatil Limited

Report on the Condensed Half Year Financial Report

We have reviewed the accompanying condensed half year financial report of Coca-Cola Amatil Limited and the entities it controlled during the half year, which comprises the balance sheet as at 29 June 2007, and the income statement, statement of changes in equity and cash flow statement for the half year ended on that date, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Half Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with the Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 29 June 2007 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of Coca-Cola Amatil Limited and the entities it controlled during the half year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Coca-Cola Amatil Limited and the entities it controlled during the half year, is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 29 June 2007 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

T. van Veen
Partner
Sydney, NSW
9 August 2007

END